Exhibit 99.1

Xueda Education Group Reports Fourth Quarter and Full-Year 2013 Financial Results and Declares Annual Cash Dividend of $0.16 per ADS

Quarterly Gross Profit Increased 72.2% Year-Over-Year to $15.3 Million

Quarterly Gross Margin Increased 730 Basis Points Year-Over-Year to 22.2%

Full-Year Non-GAAP Net Income Increased 320% Year-Over-Year to $21.5 Million

Full-Year Non-GAAP Diluted Net Income per ADS Increased 300% Year-Over-Year to $0.32

BEIJING, February 27, 2014 — Xueda Education Group (NYSE: XUE) (“Xueda” or the “Company”), a leading national provider of personalized tutoring services for primary and secondary school students in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2013.

Financial Highlights for Fourth Quarter 2013 Compared to Fourth Quarter 2012

•                  Total net revenues increased by 15.9% to $69.1million from $59.6 million.

•                  Gross profit increased by 72.2% to $15.3 million from $8.9 million.

•                  Gross margin increased by 730 basis points to 22.2% from 14.9%.

•                  Net loss attributable to Xueda Education Group was $4.3 million, compared to a net loss of $8.1 million.

•                  Diluted net loss attributable to Xueda Education Group per American Depositary Share (“ADS”) was $0.06, compared to a net loss of $0.12.

•                  Non-GAAP diluted net loss1 per ADS attributable to Xueda Education Group was $0.04, compared to a net loss of $0.11.

Operational Highlights for the Fourth Quarter 2013 Compared to Fourth Quarter 2012

•                  Average hourly course fee increased 11.4% to $31.1 from $27.9.

•                  Net revenues per full-time instructor increased 26.7% to $7,360 from $5,810.

•                  Net revenues per square meter of learning center increased 19.0% to $250 from $210.

Financial Highlights for the Year 2013 Compared to the Year 2012

•                  Total net revenues increased 18.4% to $347.0 million from $293.2 million.

•                  Gross profit increased 45.7% to $107.1 million from $73.5 million.

•                  Gross margin increased 580 basis points to 30.9% from 25.1%.

•                  Net income attributable to Xueda Education Group increased 721.9% to $16.2 million from $2.0 million.

•                  Diluted net income attributable to Xueda Education Group per ADS increased 700.0% to $0.24 from $0.03.

•                  Non-GAAP diluted net income attributable to Xueda Education Group per ADS increased 300.0% to $0.32 from $0.08.

Operational Highlights for the Year 2013 Compared to the Year 2012

•                  Average hourly course fee increased 9.3% to $30.3 from $27.7.

•                  Net revenues per full-time instructor increased 24.4% to $33,470 from $26,910.

•                  Net revenues per square meter of learning center increased 19.8% to $1,210 from $1,010.

1  All non-GAAP measures exclude share-based compensation expenses. For further details on non-GAAP measures, please refer to the reconciliation tables and a detailed discussion of the Company’s use of non-GAAP information set forth elsewhere in this press release.

Mr. Xin Jin, co-founder and Chief Executive Officer of Xueda, stated, “The year 2013 was a transformative year for Xueda.  We began the year with a clear focus on improving our profitability, and this year-end report shows that we have executed well — expanding net income more than seven-fold and non-GAAP diluted EPADS three-fold.”

He continued, “Xueda is leaner and stronger than it has ever been, and we look to 2014 with a wide array of initiatives to drive healthy growth and sustained profitability.  I’m confident that by pursuing these key areas of inflection 2014 can be another transformative year, and I look forward to again delivering solid gains in the year ahead.”

Ms. Christine Lu-Wong, Chief Financial Officer of Xueda, added, “Our profitability for the fourth quarter and full-year 2013 significantly exceeded expectations, demonstrating tremendous success of our “Focus-on-Profit” strategy.  This strong profitability afforded us confidence in December and January to strategically train managers and staff in using our Smart Tutoring System, our new on-line, real-time learning and delivery platform.  As expected, after a brief transitional lull we are seeing very positive trends since the return from Chinese New Year in February.”

Ms. Lu-Wong concluded, “Additionally, I am proud to announce that our Board of Directors has approved the issuance of a regular annual dividend of $0.16 per ADS. This not only rewards our shareholders, but also further demonstrates confidence in our sustained profitability and cash flows for years to come.”

Fourth Quarter 2013 Financial and Operating Results

Total Net Revenues

Total net revenues for the fourth quarter 2013 increased 15.9% year-over-year to $69.1 million, from $59.6 million for the fourth quarter 2012. Average hourly course fee for the fourth quarter 2013 increased 11.4% to $31.1 from $27.9 for the fourth quarter 2012.

Cost of Revenues

Cost of revenues for the fourth quarter 2013 increased 6.0% year-over-year to $53.8 million, from $50.7 million for the fourth quarter 2012.

Gross Profit and Gross Margin

Gross profit for the fourth quarter 2013 increased 72.2% year-over-year to $15.3 million from $8.9 million for the fourth quarter 2012. Gross margin for the fourth quarter 2013 was 22.2%, improved from 14.9% for the fourth quarter 2012. The 730 basis points improvement in gross margin was mainly attributable to an improved cost structure and better labor and space utilization efficiencies achieved in the learning centers.

•                  Teaching staff cost for the fourth quarter 2013 decreased to 51.5% of total net revenues, from 58.5% for the fourth quarter 2012.

•                  Rental cost for the fourth quarter 2013 decreased to 15.2% of total net revenues, from 16.9% for the fourth quarter 2012.

•                  Depreciation costs and others in cost of sales for the fourth quarter 2013 increased to 11.1% of total net revenues, from 9.7% for the fourth quarter 2012.

•                  Net revenues per full-time instructor for the fourth quarter 2013 increased 26.7% to $7,360, from $5,810 from the fourth quarter 2012.

•                  Net revenues per square meter of learning center for the fourth quarter 2013 increased 19.0% to $250, from $210 for the fourth quarter 2012.

Operating Expenses

Total operating expenses for the fourth quarter 2013 were $23.7 million, compared to $19.6 million for the same period in 2012.  Total operating expenses for the fourth quarter 2013 comprised 34.3% of total net revenues, compared to 32.8% for the fourth quarter 2012. Total non-GAAP operating expenses for the fourth quarter 2013 were $22.1 million, compared to $18.8 million for the same period in 2012.  Total non-GAAP operating expenses for the fourth quarter 2013 comprised 32.0% of total net revenues, compared to 31.5% for the fourth quarter 2012.

General and administrative expenses for the fourth quarter 2013 were $12.4 million, compared to $12.8 million for the same period in 2012.  General and administrative expenses for the fourth quarter 2013 accounted for 18.0% of total net revenues, compared to 21.5% for the fourth quarter 2012. Non-GAAP general and administrative expenses for the fourth quarter 2013 were $10.8 million, compared to $12.0 million for the same period in 2012.  Non-GAAP general and administrative expenses for the fourth quarter 2013 accounted for 15.7% of total net revenues, compared to 20.1% for the fourth quarter 2012.

Sales and marketing expenses for the fourth quarter 2013 were $7.9 million, compared to $6.8 million for the same period in 2012. Sales and marketing expense for the fourth quarter 2013 represented 11.4% of total net revenues, virtually unchanged from 11.3% for the fourth quarter 2012.

Operating Loss

Operating loss for the fourth quarter 2013 was a net loss of $8.4 million, compared to a net loss of $10.7 million for the fourth quarter 2012. Non-GAAP operating loss for the fourth quarter 2013 was $6.8 million, markedly improved from a non-GAAP net loss of $9.9 million for the fourth quarter 2012.

Net Loss and Net Loss per ADS

Net loss attributable to Xueda Education Group for the fourth quarter 2013 was a net loss of $4.3 million, compared to a net loss of $8.1 million for the fourth quarter 2012.  Diluted net loss attributable to Xueda Education Group per ADS for the fourth quarter 2013 was a net loss of $0.06 per ADS, compared to a diluted net loss of $0.12 per ADS for the fourth quarter 2012.

Non-GAAP net loss attributable to Xueda Education Group for the fourth quarter 2013 was a net loss of $2.7 million, notably improved from a non-GAAP net loss of $7.3 million for the fourth quarter 2012. Non-GAAP diluted net loss attributable to Xueda Education Group per ADS for the fourth quarter 2013 was a net loss of $0.04 per ADS, markedly better from a non-GAAP diluted net loss of $0.11 per ADS for the fourth quarter 2012.

Cash Flow

Net operating cash inflow for the fourth quarter 2013 was $9.1 million, compared to $15.9 million for the fourth quarter 2012.  Capital expenditures for the fourth quarter 2013 were $4.1 million, compared to $1.2 million for the fourth quarter 2012.  The increase in capital expenditures was attributed to the opening of net 21 new learning centers in the fourth quarter 2013, compared to the net addition of 4 new learning centers in the fourth quarter 2012.

Cash and Short-term Investment

As of December 31, 2013, the Company had cash, cash equivalents and short-term investments totaling $246.7 million, compared to $215.4 million (net of dividends payable) as of December 31, 2012.

Full-Year 2013 Financial and Operating Results

Total Net Revenues

Total net revenues for the year 2013 increased 18.4% to $347.0 million, from $293.2 million for the year 2012. Average hourly course fee for the year 2013 increased 9.3% to $30.3, from $27.7 for the year 2012.

Cost of Revenues

Total cost of revenues for the year 2013 increased 9.2% to $239.9 million, from $219.7 million for the year 2012.

Gross Profit and Gross Margin

Gross profit for the year 2013 increased 45.7% to $107.1 million, from $73.5 million for the year 2012.  Gross margin for the year 2013 increased 580 basis points to 30.9%, from 25.1% for the year 2012.  The improvement was fueled by better labor and rental cost management as well as by the opening less new learning centers.

•                  Teaching staff cost for the year 2013 was 49.5% of total net revenues, reduced from 53.6% for the year 2012.

•                  Rental cost for the year 2013 was 11.7% of total net revenues, down from 13.0% for the year 2012.

•                  Depreciation costs and others in cost of sales for the year 2013 decreased to 7.9% of total net revenues, from 8.3% for the year 2012.

•                  Net revenues per full-time instructor for the year 2013 increased 24.4% to $33,470, from $26,910 for the year 2012.

•                  Net revenues per square meter of learning center for the year 2013 increased 19.8% to $1,210, from $1,010 for the year 2012.

Operating Expenses

Total operating expenses for the year 2013 were $92.0 million, compared to $77.6 million for the year 2012.  Total operating expenses for the year 2013 represented 26.5% of total net revenues, unchanged from 26.5% for the year 2012.  Total non-GAAP operating expenses for the year 2013 were $86.6 million, compared to $74.4 million for the year 2012.  Total operating expenses for the year 2013 represented 25.0% of total net revenues, down from 25.4% for the year 2012.

General and administrative expenses for the year 2013 were $52.3 million, compared to $46.3 million for the year 2012.  General and administrative expenses for the year 2013 represented 15.1% of total net revenues, down from 15.8% for the year 2012. Non-GAAP general and administrative expenses for the year 2013 were $46.9 million, compared to $43.1 million for the year 2012.  Non-GAAP general and administrative expenses for the year 2013 represented 13.5% of total net revenues, down from 14.7% for the year 2012.

Sales and marketing expenses for the year 2013 were $36.3 million, compared to $31.3 million for the year 2012. Sales and marketing expense for the year 2013 represented 10.5% of total net revenues, virtually unchanged from 10.7% for the year 2012.

Operating Income

Operating income for the year 2013 increased by $19.2 million, to $15.1 million from a net operating loss of $4.1 million for the year 2012.  Non-GAAP operating income for the year 2013 reached $20.5 million from to a non-GAAP operating loss of $0.9 million for 2012.  The substantial improvement was largely attributable to the impact of the Company’s “Focus-on-Profit” strategy for 2013. The strategy centered on a wide base of initiatives and key performance indicators designed to drive profitability.

Net Income and Net Income per ADS

Net income attributable to Xueda Education Group for the year 2013 increased 721.9% to $16.2 million, significantly up from $2.0 million for the year 2012.   Diluted net income attributable to Xueda Education Group per ADS for the year 2013 increased 700.0% to $0.24, substantially improved from $0.03 for the year 2012.

Non-GAAP net income attributable to Xueda Education Group for the year 2013 increased 319.7% to $21.5 million, from $5.1 million for the year 2012.  Non-GAAP diluted income attributable to Xueda Education Group per ADS for the year 2013 increased 300.0% to $0.32, from $0.08 in 2012.

Cash Flow

Net operating cash inflow for the year 2013 was $46.8 million, compared to $54.6 million for the year 2012.  Capital expenditures for the year 2013 were $10.5 million for the year 2013 compared to $19.1 million for the year 2012. The notable decrease in capital expenditures was largely attributable to the lower number of new learning centers opened in 2013.  For the year 2013, the Company opened a net 25 new learning centers, compared to opening a net 88 new learning centers for the year 2012.

Declaration of Annual Cash Dividend

The Company announced today that its Board of Directors has authorized and approved the Company’s payment of a regular annual cash dividend of $0.16 per ADS, or $0.08 per ordinary share (each ADS represents two ordinary shares).  The annual dividend will be payable on or about April 15, 2014 to holders of ordinary shares (which includes holders of ADSs) on record as of the close of business on March 28, 2014.  Dividends to be paid to the Company’s ADS holders through the depositary bank will be subject to the terms of the deposit agreement, including the fees and expenses payable thereunder.  Declaration and payment of future dividends is at the discretion of the Board of Directors and may be adjusted as the Board of Directors deem necessary or appropriate in the future.

Business Outlook

For the first quarter 2014, the Company currently expects:

•                  Net revenues to be at least $83.9 million, at least flat form the same quarter of the previous year.

•                  Non-GAAP diluted net income attributable to Xueda Education Group per ADS to be at least $0.06, representing a year-over-year growth of at least 20%. This estimate assumes an effective income tax rate of 20% on non-GAAP income before income tax and weighted average diluted ADSs of 69.6 million.

For the full-year 2014, the Company currently expects:

•                  Net revenues to be at least $394 million, an increase of at least 13.5% from the previous year.

•                  Non-GAAP diluted net income attributable to Xueda Education Group per ADS to be at least $0.42, compared to $0.32 from the previous year, representing a year-over-year EPS growth of at least 31%.  This estimate assumes an effective income tax rate of 20% on non-GAAP income before income tax and weighted average diluted ADSs of 70.3 million.

The above guidance is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Non-GAAP Financial Measures

To supplement the financial measures calculated in accordance with U.S. GAAP, this press release includes certain non-GAAP financial measures of adjusted net income (loss) and adjusted diluted earnings (loss) per ADS, each of which is adjusted to exclude share-based compensation expenses. The Company believes excluding such expenses from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expenses are not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company also believes that these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects and compare business trends among different reporting periods on a consistent basis. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with U.S. GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with U.S. GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable U.S. GAAP financial measure, please see the financial information included elsewhere in this press release.

Conference Call

Xueda will hold a corresponding conference call and live webcast at 7:00 p.m. EST on Wednesday, February 26, 2014 (which corresponds to 4:00 p.m. PST on Wednesday, February 26, 2014 and 8:00 a.m. Beijing/Hong Kong Time on Thursday, February 27, 2014) to discuss the results and answer questions from investors. Listeners may access the call by dialing:

US Toll Free:	1-866-519-4004
International Toll:	65-6723-9381
Hong Kong Toll Free:	800-930-346
Hong Kong Toll:	852-2475-0994
China Toll:	800-819-0121
China Toll (Mobile):	400-620-8038
Conference ID:	45808040

The conference call will be available live via webcast on the Investors section of Xueda’s website at http://ir.xueda.com. The archive replay will be available on Xueda’s website shortly after the call.

A replay of the conference call may be accessed through March 6, 2014 by dialing:

US Toll Free:	1-855-452-5696
International Toll:	61-2-8199-0299
Conference ID:	45808040

About Xueda Education Group

Xueda Education Group (“Xueda”) is a leading national provider of personalized tutoring services for primary and secondary school students in China. For more information about Xueda, please visit http://ir.xueda.com.

Forward-looking Statements

All statements included in this press release, other than statements or characterizations of historical fact, are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, market and operating conditions, estimates and projections about our industry, management’s beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” “targets” and similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks and uncertainties beyond our control, which could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement. Further information regarding these and other risks, uncertainties or factors is included in our filings with the U.S. Securities and Exchange Commission. We do not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contact:

Xueda Education Group
Ross Warner

Tel: +86-10-6427-8899 ext. 6619

Email: investor_relations@xueda.com

Asia Bridge Capital Limited

Wendy Sun

Tel: +86-10-8556-9033 (China)

+1-888-550-8392 (U.S.)

Email: wendy.sun@asiabridgegroup.com

Xueda Education Group

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. Dollars)

	December 31, 2013	December 31, 2012
		(Note)
Current assets:
Cash and cash equivalents	$117,063	$211,944
Short-term investments	129,619	26,126
Prepaid expenses and other current assets	16,642	12,911
Amounts due from related parties	2,631	1,592
Deferred tax assets-current	6,139	4,335
Total current assets	272,094	256,908

Property and equipment, net	34,826	40,616
Acquired intangible assets, net	—	563
Rental deposits	4,807	4,493
Goodwill	897	3,729
Long-term investments	15,197	5,125
Other non-current assets	3,797	4,831
Total assets	$331,618	$316,265

Liabilities and shareholders’ equity
Current liabilities:
Deferred revenue-current (including deferred revenue of the consolidated VIE without recourse to the Company of $103,871 and $105,027 as of December 31, 2013 and December 31, 2012, respectively)	103,871	105,027
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Company of $29,993 and $23,051 as of December 31, 2013 and December 31, 2012, respectively)	35,275	25,157
Dividends payable (including dividends payable of the consolidated VIE without recourse to the Company of nil and nil as of December 31, 2013 and December 31, 2012, respectively)	—	22,665
Income taxes payable (including income taxes payable of the consolidated VIE without recourse to the Company of $8,675 and $4,329 as of December 31, 2013 and December 31, 2012, respectively)	9,383	4,329
Deferred income-current (including deferred income of the consolidated VIE without recourse to the Company of nil and nil as of December 31, 2013 and December 31, 2012, respectively)	347	347

Total current liabilities	148,876	157,525
Deferred revenue-noncurrent (including deferred revenue of the consolidated VIE without recourse to the Company of $29,983 and $28,765 as of December 31, 2013 and December 31, 2012, respectively)	29,983	28,765
Deferred income-noncurrent (including deferred income of the consolidated VIE without recourse to the Company of nil and nil as of December 31, 2013 and December 31, 2012, respectively)	260	607
Deferred tax liabilities-noncurrent (including deferred tax liabilities of the consolidated VIE without recourse to the Company of nil and $141 as of December 31, 2013 and December 31, 2012, respectively)	—	141

Total liabilities	179,119	187,038

Total Xueda Education Group Shareholders’ equity	152,387	127,864
Noncontrolling interests	112	1,363
Total equity	152,499	129,227

Total liabilities and equity	$331,618	$316,265

Note: The above financial information as of December 31, 2012 is derived from Xueda Education Group’s audited financial statements for the year ended December 31, 2012.

Xueda Education Group

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of U.S. Dollars, except number of ADSs and per ADS data)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2013	2012	2013	2012

Net revenues	$69,114	$59,630	$347,047	$293,157
Cost of revenues(1)	(53,801)	(50,737)	(239,948)	(219,655)
Gross profit	15,313	8,893	107,099	73,502

Operating expenses
General and administrative(1)	(12,406)	(12,816)	(52,277)	(46,263)
Selling and marketing(1)	(7,858)	(6,760)	(36,308)	(31,336)
Impairment loss on goodwill	(2,923)	—	(2,923)	—
Impairment loss on intangible assets	(494)	—	(494)	—
Total operating expenses	(23,681)	(19,576)	(92,002)	(77,599)
(Loss) Income from operations	(8,368)	(10,683)	15,097	(4,097)
Interest income	1,920	1,772	7,279	6,722
(Loss) Income before income tax expenses	(6,448)	(8,911)	22,376	2,625
Income tax benefits (expenses)	820	687	(7,482)	(876)

Net (loss) income	(5,628)	(8,224)	14,894	1,749
Net loss attributable to the noncontrolling interests	1,359	130	1,257	216
Net (loss) income attributable to Xueda Education Group	(4,269)	(8,094)	16,151	1,965

Net (loss) income attributable to Xueda Education Group per ADS:
Net (loss) income attributable to Xueda Education Group
Basic	(0.06)	(0.12)	0.25	0.03
Diluted	(0.06)	(0.12)	0.24	0.03

Weighted average ADS numbers used in calculating net (loss) income attributable to Xueda Education Group per ADS:
Basic	66,500,615	65,049,506	65,840,770	65,658,002
Diluted	66,500,615	65,049,506	67,233,434	65,888,103

(1) Includes the following amounts of share-based compensation expenses for the periods indicated:

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2013	2012	2013	2012
Share-based compensation expenses included in:
Cost of revenues	$4	$1	$10	$5
Selling and marketing expenses	1	1	4	5
General and administrative expenses	1,578	817	5,368	3,156
Total	$1,583	$819	$5,382	$3,166

Xueda Education Group

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of U.S. Dollars)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2013	2012	2013	2012
Net (loss) income	$(5,628)	$(8,224)	$14,894	$1,749
Other comprehensive income, net of tax	246	447	532	589
Total comprehensive (loss) income	(5,382)	(7,777)	15,426	2,338
Less: Comprehensive loss attributable to the noncontrolling interests	(1,361)	(126)	(1,251)	(208)
Total comprehensive (loss) income attributable to Xueda Education Group	$(4,021)	$(7,651)	$16,677	$2,546

Xueda Education Group

UNAUDITED RECONSILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(in thousands of U.S. Dollars )

	Three Months Ended December 31,
	2013	2012

Cost of revenues	$(53,801)	$(50,737)
Share-based compensation expense included in cost of revenues	4	1
Non-GAAP cost of revenues	(53,797)	(50,736)

General and administrative expenses	(12,406)	(12,816)
Share-based compensation expense included in general and administrative expenses	1,578	817
Non-GAAP general and administrative expenses	(10,828)	(11,999)

Selling and marketing expenses	(7,858)	(6,760)
Share-based compensation expense included in selling and marketing expenses	1	1
Non-GAAP selling and marketing expenses	(7,857)	(6,759)

Total costs of revenues and operating expenses	(77,482)	(70,313)
Share-based compensation expenses	1,583	819
Non-GAAP costs of revenues and operating expenses	(75,899)	(69,494)

Gross profit	15,313	8,893
Share-based compensation expenses	4	1
Non-GAAP gross profit	15,317	8,894

Loss from operations	(8,368)	(10,683)
Share-based compensation expenses	1,583	819
Non-GAAP loss from operations	(6,785)	(9,864)

Net loss attributable to Xueda Education Group	(4,269)	(8,094)
Share-based compensation expenses	1,583	819
Non-GAAP net loss attributable to Xueda Education Group	(2,686)	(7,275)

Non-GAAP net loss attributable to Xueda Education Group per ADS:
Basic	(0.04)	(0.11)
Diluted	(0.04)	(0.11)

Weighted average ADS numbers used in calculating non-GAAP net loss attributable to Xueda Education Group per ADS:
Basic	66,500,615	65,049,506
Diluted	66,500,615	65,049,506

Xueda Education Group

UNAUDITED RECONSILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(in thousands of U.S. Dollars)

	Twelve Months Ended December 31,
	2013	2012

Cost of revenues	$(239,948)	$(219,655)
Share-based compensation expense included in cost of revenues	10	5
Non-GAAP cost of revenues	(239,938)	(219,650)

General and administrative expenses	(52,277)	(46,263)
Share-based compensation expense included in general and administrative expenses	5,368	3,156
Non-GAAP general and administrative expenses	(46,909)	(43,107)

Selling and marketing expenses	(36,308)	(31,336)
Share-based compensation expense included in selling and marketing expenses	4	5
Non-GAAP selling and marketing expenses	(36,304)	(31,331)

Total costs of revenues and operating expenses	(331,950)	(297,254)
Share-based compensation expenses	5,382	3,166
Non-GAAP costs of revenues and operating expenses	(326,568)	(294,088)

Gross profit	107,099	73,502
Share-based compensation expenses	10	5
Non-GAAP gross profit	107,109	73,507

Income (Loss) from operations	15,097	(4,097)
Share-based compensation expenses	5,382	3,166
Non-GAAP income (loss) from operations	20,479	(931)

Net income attributable to Xueda Education Group	16,151	1,965
Share-based compensation expenses	5,382	3,166
Non-GAAP net income attributable to Xueda Education Group	21,533	5,131

Non-GAAP net income attributable to Xueda Education Group per ADS:
Basic	0.33	0.08
Diluted	0.32	0.08

Weighted average ADS numbers used in calculating non-GAAP net income attributable to Xueda Education Group per ADS:
Basic	65,840,770	65,658,002
Diluted	67,233,434	65,888,103